Exhibit 99.2

Information on the total number of voting rights and shares

September 27, 2024

REGULATED INFORMATION

Information on the total number of voting rights and shares

Mont-Saint-Guibert (Belgium), September 27, 2024, 08:05 am CET / 2:05 am ET – In accordance with article 15 of the Law of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels and Nasdaq: NYXH) publishes the below information following the issue of new shares.

•	Share capital: EUR 5,907,711.21
•	Total number of securities carrying voting rights: 34,389,015 (all ordinary shares)
•	Total number of voting rights (= denominator): 34,389,015 (all relating to ordinary shares)
•	Number of rights to subscribe to securities carrying voting rights not yet issued: 2,040,231 (all granted subscription rights; this number excludes 643,394 subscription rights that were issued but not yet granted)

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Contact:

Nyxoah

Loic Moreau, CFO

IR@nyxoah.com

Attachment

•	2024 09 26 - Press release - Number of shares (ENG)